                                   PROSPECTUS

                                  853,710 Shares

                                  Fiserv, Inc.
                       The Financial Data Services Company

                                  Common Stock

         This Prospectus may be used in connection with the distribution of up to 853,710 shares of Fiserv, Inc. Common Stock, $.01 par value (the "Shares"), proposed to be disposed of from time to time by the Selling Shareholders named herein. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the Shares. The expenses of the registration of which this Prospectus forms a part will be paid by the Company. The Common Stock of the Company is traded in the NASDAQ National Market System under the symbol "FISV". On July 29, 1997, the reported closing sale price of the Common Stock as quoted on the NASDAQ National Market System was $47.00 per share.


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




         The distribution of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the NASDAQ National Market System (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid individually by the Selling Shareholders. See "Plan of Distribution".

July 30, 1997

NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY SUCH INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ---------------



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         There are hereby  incorporated  by  reference  in this  Prospectus  the
Company's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission (the "Commission") on February 18, 1997; (ii) Periodic Report on Form 8-K dated March 3, 1997 filed with the Commission; (iii) Quarterly Report on Form 10-Q, filed with the Commission on April 22, 1997; (iv) Periodic Report on Form 8-K dated June 13, 1997; (v) Form 8 dated June 25, 1997; (vi) Quarterly Report on Form 10-Q, filed with the Commission on July 22, 1997; and (vii) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Mr. Charles W. Sprague, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000.

         The Company's headquarters are located at 255 Fiserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000. Fiserv was incorporated as a Delaware corporation in 1984, and reincorporated as a Wisconsin corporation in 1992. The terms "Fiserv" and the "Company" as used herein mean Fiserv, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

                                   THE COMPANY

         Fiserv, with operations in 75 cities, including 15 cities in Canada, England and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by Fiserv and maintained on computers located at data processing centers throughout the United States. Fiserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is the nation's second leading data processing provider for credit unions and mortgage banks. Fiserv directly supports account and transaction processing software systems for approximately 3,383 financial institutions; maintaining approximately 50 million service bureau accounts. Fiserv delivers this account and transaction processing in all four of the traditional delivery modes: service bureau; facilities management; resource management; and in-house solutions. Fiserv also provides electronic banking services, which include Automated Teller Machine ("ATM")/Electronic Funds Transfer ("EFT") services to financial institutions, and processing approximately 200 million ATM transactions annually. Fiserv also provides check and share draft remittance and back-office processing to financial institutions, handling approximately over 3.6 billion prime pass items per year through its regional item processing centers located in over 45 cities in North America. In addition, Fiserv provides trust administration services for IRAs and other retirement plans, and furnishes microcomputer software to financial institutions for executive information and decision support systems. The total client base served by Fiserv includes more than 5,000 financial institutions. Fiserv believes that its focus on customer service and the contractual nature of its business, combined with its historical renewal experience, provide a high level of recurring revenues.

         Since Fiserv's formation in 1984, it has expanded its operations through over 60 acquisitions and internally through the growth of existing clients. From 1988 to 1996, Fiserv's revenues increased from $125.0 million to $798.3 million, its operating income increased from $15.5 million to $123.6 million and its net income grew from $9.2 million to $61.7 million. During this period, net income per common and common equivalent share increased from $.33 to $1.34.

                               RECENT DEVELOPMENTS

         On May 30, 1997, Fiserv completed its previously announced acquisition of BHC Financial, Inc. ("BHC") pursuant to a stock-for-stock merger under which Fiserv will acquire all of the outstanding shares of BHC for $33.50 per share.

         BHC, based in Philadelphia, provides securities processing and support services to banks, insurance companies, brokerage firms, money managers and mutual fund companies. It currently processes approximately 10,000 integrated trade executions and clearings per day. In 1996, BHC reported revenues of $81.2 million, net income of $18.0 million and earnings per share of $2.69, increases of 24%, 29% and 39%, respectively, over the previous year's levels.

                                 USE OF PROCEEDS

         All proceeds from the sale of the Shares to be sold pursuant to this Prospectus will be for the account of the Selling Shareholders. As a consequence, the Company will not receive any proceeds from the sale of the Shares offered by the Selling Shareholders.

                                 DIVIDEND POLICY

         The Company has not paid cash dividends on its Common Stock. The Company intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's existing long-term debt instruments contain provisions limiting the amount of cash dividends the Company can pay.

                              SELLING SHAREHOLDERS

         The following table sets forth  information  with respect to the number
of  shares  of  Common  Stock   beneficially   owned  by  each  of  the  Selling
Shareholders.

                         Number of                                   Number of         Percent of
                         Shares             Number of                Shares            Shares
                         Beneficially       Shares                   Beneficially      Outstanding
                         Owned Prior to     Registered               Owned After       After
Selling Shareholder      Offering (1)       Herein                   Offering (2)      Offering (2)
-------------------      ------------       ------                   --------          ------------
Akers Family Trust
  August 1991              564              15                         549              --

W. Duane Albert, M.D.      564              15                         549              --

Lester H. Amey             858              24                         834              --

Robert T. Arnold           4,590            4,590                       -0-             --

Richard M. Bare            19,236           19,236                      -0-             --

Wilbur F. Bettis IRA       2,530            71                         2,459            --

Vincent G. Bell, Jr.       5,683            5,683                       -0-             --

Richard L. Bunn            6,338            6,338                       -0-             --

Vincent Capka              90,000           22,500                     67,500           --

Albert J. & Patricia
  Clerc                    1,355            38                         1,317            --

Henry H. Clines            34,810           34,810                       -0-            --

Bill G. Coker, D.D.S.      1,129            31                         1,098            --

Joseph P. Coladonato       2,903            79                         2,824            --

Carroll Hood Crouch, Jr.   3,584            3,584                       -0-             --

                                                     4



                           Number of                               Number of      Percent of
                           Shares           Number of              Shares         Shares
                           Beneficially     Shares                 Beneficially   Outstanding
                           Owned Prior to   Registered             Owned After    After
Selling Shareholder        Offering (1)     Herein                 Offering (2)   Offering (2)
-------------------        ------------     ------                 --------       ------------
Larry R. Cryder            564              564                         -0-             --

Larry R. Cryder, Trustee
  FBO Julie A. Claus       140              140                         -0-             --

Peter J. DaPuzzo           1,129            1,129                       -0-             --

Floyd M. & Florence E.
 Davis                     564              15                         549              --

George L. Denton, Jr.      4,371            4,371                       -0-             --

Lawrence E. Donato         59,372           59,372                      -0-             --

Inge Estridge              564              564                         -0-             --

M.N. Estridge, M.D.        2,259            2,259                       -0-             --

Eldon L. Foltz, M.D.       886              886                         -0-             --

Robert H. Foulks           9,618            9,618                       -0-             --

James  E. Frazier          281              281                         -0-             --

Barbara Frey               140              140                         -0-             --

Frederick Goldberg         846              846                         -0-             --

Herbert I. Goldberg        2,137            2,137                       -0-             --

William K. Gumpert         2,824            2,824                       -0-             --

John  F. Hemmer, M.D.      1,344            1,344                       -0-             --

Charles Hoon               140              140                         -0-             --

Clayton Hoon               140              140                         -0-             --

David M. Hoon              140              140                         -0-             --

H. Stanley Jones           281              281                         -0-             --

Robert B. Kaplan           26,767           26,767                      -0-             --

Rachel E. Kehrberg,
  Trustee, Rachel E.
  Kehrberg 1987 Trust      1,344            1,344                       -0-             --

Carol L. Kindstrand        819              819                         -0-             --

Sam T. Knappenberger       3,106            3,106                       -0-             --

                                                     5

                           Number of                                 Number of       Percent of
                           Shares           Number of                Shares          Shares
                           Beneficially     Shares                   Beneficially    Outstanding
                           Owned Prior to   Registered               Owned After     After
Selling Shareholder        Offering (1)     Herein                   Offering (2)    Offering (2)
-------------------        ------------     ------                   --------        ------------
Walter J. Koller           13,814           13,814                      -0-             --

Gloria C. Mason            1,411            1,411                       -0-             --

John Keith Mason, M.D.     1,524            1,524                       -0-             --

Morris L. Miller           25,533           25,533                      -0-             --

Michael Murphy             8,571            8,571                       -0-             --

Charles E. Naddaff         9,869            9,869                       -0-             --

E. Louise Newquist         1,129            1,129                       -0-             --

Charles Peterson           281              7                          274              --

Harold Pierson             1,638            1,638                       -0-             --

Richard C. Reason          1,615            45                         1,570             --

John A. Rumsfeld, M.D.     1,678            31                         1,647            --

John W. Saunders, Jr.      6,120            6,120                       -0-             --

George or Marina
  Schreyer, Trustees FBO
  The Multilayer
  Technology, Inc.
  Defined Benefit
  Pension Plan             2,903            79                         2,824            --

Lincoln Trust Company,
  Custodian FBO Carolin
  Kay Seibert              281              7                          274              --

Dennis K. Senft            564              15                         549              --

Charles E. Smith           338              9                          329              --

SouthTrust Corporation     219,862          219,862                     -0-             --

William T. Spane, Jr.      82,154           82,154                      -0-             --

Ronald P.  or Carol A.
Thon, Trustees, Thon,
Inc. Profit Sharing Trust  715              715                         -0-             --


                                                   6

                           Number of                                 Number of       Percent of
                           Shares           Number of                Shares          Shares
                           Beneficially     Shares                   Beneficially    Outstanding
                           Owned Prior to   Registered               Owned After     After
Selling Shareholder        Offering (1)     Herein                   Offering (2)    Offering (2)
-------------------        ------------     ------                   --------        ------------

Ronald P. or Carol A.
  Thon, Trustees, Ronald
  P. Thon and Carol A.
  Thon Revocable Family
  Trust dated November
  11, 1996                 526              526                         -0-             --

William M. Thon, Trustee,
  Carol A. Thon Charitable
  Remainder Trust dated
  June 17, 1996            176              176                         -0-             --

William M. Thon, Trustee,
  Ronald P. Thon Charitable
  Remainder Trust dated
  June 17, 1996            176              176                         -0-             --

William  M. Thon           3,904            109                        3,795             --

Larry Urbach               364,500          28,200                     291,750          --

Urbach Partners, L.P.      307,800          44,550                     263,250          --

USAA Investment
  Corporation              91,348           91,348                      -0-             --

Joel F. Walker             281              7                          274              --

Jerold Weiner              466,800          72,970                     367,050          --

Weiner Partners, L.P.      371,030          26,780                     344,250          --

James R. Waller, Jr.       564              15                         549              --

Charles Zeigler, M.D.      2,824            79                         2,745            --
----------





1    Information as of July 1, 1997.
2    Assumes all shares registered herein are sold.

                                  DISTRIBUTION

         The Shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) in the over-the-counter market, on NASDAQ, and any exchange in which the Common Stock may then be listed, or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of Shares from whom they may act as agent (which compensation may be in excess of customary commissions).

         The Company has informed the Selling Shareholders that the anti-manipulative rules under the Securities Exchange Act of 1934 (Rules 10b-6 and 10b-7) may apply to their sales of Shares in the market. Also, the Company has informed the Selling Shareholders of the need for delivery of copies of the Prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

         In connection with such sales, the Selling Shareholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with certain state securities, laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Charles W. Sprague, Esq., Executive Vice President, General Counsel and Secretary of the Company. Mr. Sprague beneficially owns 21,461 shares of Fiserv Common Stock, which number includes vested but unexercised stock options.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), and to which reference is hereby made. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at Room 1024 at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's registration statements, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a website on the internet at http://www.sec.gov.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Act. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the Exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby.

         No  person  is  authorized  to give  any  information  or to  make  any representation, other than those contained in this Prospectus, and any information or representations not contained in this Prospectus must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities under any circumstances where such offer of solicitation is unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.